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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a—16 OR 15d—16 OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 1 - 10421
FOR THE YEAR ENDED DECEMBER 31, 2002

LUXOTTICA GROUP S.p.A.
VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101 (b) (1):    / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101 (b) (7):    / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  / /            No    /X/

LUXOTTICA GROUP S.p.A.

        The information included in this Report is an English translation of information that Luxottica Group S.p.A. is required to file with Italian regulatory authorities. Luxottica will include additional information regarding its business and fiscal year ended December 31, 2002 in its 2002 Annual Report on Form 20-F.

        The audit of the financial statements as of and for the year ended December 31, 2002 included in this Report is not yet complete and, therefore, such financial statements are unaudited. Luxottica intends to file audited financial statements for 2002 in its Annual Report on Form 20-F.

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2001 AND DECEMBER 31, 2002

	December 31, 2001	December 31, 2002	December 31, 2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	199,202	151,418	$158,762
Restricted cash	213,507	—	—
Accounts receivable—net	381,281	370,234	388,191
Sales and income taxes receivable	23,327	10,956	11,487
Inventories	371,406	406,032	425,724
Prepaid expenses and other	75,468	53,385	55,974
Net deferred tax assets—current	163,201	148,088	155,270

Total current assets	1,427,392	1,140,113	1,195,408

PROPERTY, PLANT AND EQUIPMENT—net	501,346	506,545	531,113

OTHER ASSETS
Intangible assets—net	2,009,740	1,916,526	2,009,478
Investments	5,798	12,837	13,459
Other assets	4,085	10,311	10,811

Total other assets	2,019,623	1,939,674	2,033,748

TOTAL	3,948,362	3,586,332	$3,760,269

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	411,193	371,729	$389,757
Current portion of long-term debt	1,339,131	178,335	186,984
Accounts payable	183,431	202,897	212,737
Accrued expenses and other	345,863	217,883	228,451
Accrual for customers' right of return	14,087	9,130	9,573
Income taxes payable	5,793	18,748	19,657

Total current liabilities	2,299,498	998,722	1,047,160

LONG TERM LIABILITIES
Long term debt	132,247	855,654	897,153
Liability for termination indemnities	35,029	48,945	51,319
Net deferred tax liabilities—non current	10,282	121,805	127,713
Other	122,989	133,605	140,085

Total long term liabilities	300,547	1,160,010	1,216,271

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	5,473	9,705	10,175

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—452,865,817 and 454,263,600 ordinary shares authorized and issued at December 31, 2001 and December 31, 2002, respectively; 451,660,817 and 452,351,900 shares outstanding at December 31, 2001 and December 31, 2002, respectively.	27,172	27,256	28,578
Additional paid-in capital	18,381	34,799	36,487
Retained earnings	1,152,508	1,447,374	1,517,572
Accumulated other comprehensive income	147,116	(66,987)	(70,236)

Total	1,345,177	1,442,442	1,512,400
Less—Treasury shares at cost; 1,205,000 and 1,911,700 shares at December 31, 2001 and December 31, 2002, respectively	2,334	24,547	25,737

Shareholders' equity	1,342,843	1,417,895	1,486,663

TOTAL	3,948,362	3,586,332	$3,760,269

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.0485 on December 31, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002

	2001	2002(3)	2002(3)
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	3,064,907	3,132,201	$3,284,113
COST OF SALES	883,961	878,003	920,586

GROSS PROFIT	2,180,946	2,254,198	2,363,527

OPERATING EXPENSES:
Selling and advertising	1,302,384	1,355,148	1,420,873
General and administrative	369,071	297,542	311,973

Total	1,671,454	1,652,690	1,732,846

INCOME FROM OPERATIONS	509,492	601,508	630,681

OTHER INCOME (EXPENSE):
Interest income	15,060	5,036	5,281
Interest expense	(91,978)	(65,935)	(69,132)
Other — net	8,737	(1,168)	(1,225)

Other income (expense) net	(68,181)	(62,066)	(65,076)

INCOME BEFORE PROVISION FOR INCOME TAXES	441,311	539,442	565,605
PROVISION FOR INCOME TAXES	123,450	162,695	170,586

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	317,861	376,746	395,019
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,488	4,669	4,895

NET INCOME	316,373	372,077	$390,123

EARNINGS PER SHARE:
Basic	0.70	0.82	$0.86

Diluted	0.70	0.82	$0.86

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic	451,037.0	453,174.0
Diluted	453,965.5	455,353.5

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.
(2)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.0485 on December 31, 2002 (see Note 6).
(3)
Results for the year ended December 31, 2002 include the effect of the adoption of Statement of Financial Accounting Standards No. 142 (see Note 8). For a comparison between the two periods on a consolidated adjusted basis, see "Management Discussion and Analysis" section.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY— US GAAP

FOR THE YEAR ENDED DECEMBER 31, 2002

			Additional Paid-in Capital			Accumulated Other Comprehensive Income		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2002	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843
Exercise of stock options	1,397,783	84	9,483					9,567
Translation adjustment					(198,463)	(198,463)		(198,463)
Minimumpension liability, net of taxes					(26,569)	(26,569)		(26,569)
Purchases of treasury shares							(24,547)	(24,547)
Sales of treasury shares, net of taxes			6,935				2,334	9,269
Other					10,929	10,929		10,929
Dividends declared				(77,211)				(77,211)
Net income				372,077	372,077			372,077

Compehensive income					157,974

BALANCES,
December 31, 2002	454,263,600	27,256	34,799	1,447,374		(66,987)	(24,547)	1,417,895

Comprehensive income					$165,636

(Thousand of US dollars)(1)
BALANCES December 31, 2002	$454,263,600	$28,578	$36,487	$1,517,572		$(70,236)	$(25,737)	$1,486,663

(Thousand of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.0485 on December 31, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002

	2001	2002	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	317,861	376,746	$395,019

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	211,906	145,980	153,060
Benefit for deferred income taxes	(15,983)	(7,785)	(8,163)
Losses (Gains) on disposal of fixed assets—net	1,764	(1,212)	(1,271)
Termination indemnities matured during the period	2,886	5,977	6,267
Changes in assets and liabilities:
Accounts receivable	(56,021)	(17,522)	(18,371)
Prepaid expenses and other	8,012	51,924	54,442
Inventories	(29,200)	(58,573)	(61,414)
Accounts payable	(27,121)	8,926	9,359
Accrued expenses and other	29,508	6,188	6,488
Accrual for customers right of return	745	(3,147)	(3,300)
Income taxes payable	(8,310)	13,055	13,689

Total adjustments	118,186	143,811	150,786

Cash provided by operating activities	436,047	520,557	$545,804

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.0485 on December 31, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002

	2001	2002	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(123,475)	(173,330)	$(181,736)
Disposals	7,811	4,646	4,871
Increase (Decrease) in investments	(2,718)	(7,611)	(7,980)
Acquisitions of business (net of cash acquired)	(568,981)	(27,428)	(28,758)
Increase (Decrease) in intangible assets	(23,714)	24,937	26,147

Cash used in investing activities	(711,077)	(178,787)	(187,456)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	500,000	980,114	1,027,650
Repayments	(245,916)	(1,408,308)	(1,476,611)
(Investment in)/use of restricted cash deposit	44,610	201,106	210,860
Repayments of acquired Debt	(104,155)	—	—
Sales of treasury shares and additional paid-in capital	—	6,935	7,271
Purchase of treasury shares	—	(24,547)	(25,738)
Exercise of stock options	11,465	9,567	10,031
Dividends paid	(63,326)	(77,211)	(80,955)

Net cash provided by (used in) financing activities	142,678	(312,343)	(327,493)

EFFECT OF TRANSLATION ADJUSTMENTS	(15,404)	(35,601)	(37,327)

INCREASE (DECREASE) IN CASH	(147,756)	(6,172)	(6,472)
CASH, BEGINNING OF THE PERIOD	(66,718)	(211,991)	(222,272)

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	2,484	(2,147)	(2,251)

CASH, END OF THE PERIOD	(211,990)	(220,310)	$(230,995)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	91,174	58,162	$60,982
Cash paid during the period for taxes	126,833	137,650	$144,326

(1)
Translated at the Noon Buying Rate of Euro 1.00=US $1.0485 on December 31, 2002 (see Note 6).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of December 31, 2002 and the related statements of consolidated income and cash flows for the year ended December 31, 2001 and 2002 and the statement of consolidated shareholders' equity for the year ended December 31, 2002 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at December 31, 2002, the statements of consolidated income and cash flows for the year ended December 31, 2002, and the statement of consolidated shareholders' equity for the year ended December 31, 2002 are derived from financial statements for which the audit is currently pending. The audit of the financial statements as of and for the year ended December 31, 2002 included in this Report is not yet complete and, therefore, such financial statements are unaudited. Luxottica intends to file audited financial statements for 2002 in its Annual Report on Form 20-F. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the years ended December 31, 2001 and 2002 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the year ended December 31, 2002 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

2.  ACQUISITION OF SUNGLASS HUT INTERNATIONAL

        On February 20, 2001, the Company formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI" or "Sunglass Hut"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded at December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

        The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows (thousands of Euro):

Thousand of Euro

Assets purchased:
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name	340,858
Other assets including deferred tax assets	34,657
Liabilities assumed:
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)

Fair Value of Net Assets	91,256
Other Intangible Assets (including goodwill)	466,790

Total Purchase Price	558,046

        Certain consolidated adjusted financial information for the year ended December 31, 2001, giving effect to the SGHI acquisition as if it occurred on January 1, 2001, among other items, is disclosed in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

3.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2001	December 31, 2002

Raw materials	59,460	64,581
Work in process	23,634	22,624
Finished goods	288,312	318,827

Total	371,406	406,032

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

5.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 9,080,033 Ordinary Shares of the Company were outstanding at December 31, 2002. Outstanding options granted under the Company's Stock Option Plan (8,110,033 shares) become exercisable in three equal annual installments and expire on or before January 31, 2011. During the year 2002, 1,397,783 options were exercised. Options granted under the Company's Incentive Plans (970,000 shares) vest and become exercisable only if certain financial performance measures are met over a three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock Option Plans because the exercise price of each option was equal to the fair market value of the stock on each date of the grant. Compensation expense will be recognized for the options issued under the Incentive Plans based on the market value of the underlying Ordinary Shares when the number of shares to be issued is known.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the year ended December 31, 2002, are also translated in U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 1.0485, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at December 31, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The 2001 and 2002 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets ("SFAS No. 142")". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, did not exceed their fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the year ended December 31, 2002 were Euro 36.1 million, compared to Euro 104.0 million for the same period of 2001.

9.  RECLASSIFICATION OF 2001 INCOME STATEMENT

        Starting January 1, 2002, certain costs and expenses of the optical retailing division included in the statement of consolidated income have been reclassified. Therefore, certain items for the year ended December 31, 2001 have been reclassified to conform to the new presentation.

10.  LITIGATION

        The Company and certain of its subsidiaries are named as defendants in an action pending in the U.S. District Court for the Central District of California for patent infringement and related claims originally commenced by Oakley, Inc. ("Oakley") in 1998 against Bausch & Lomb Incorporated and certain of its subsidiaries. The Company's alleged liability in this action is premised on the fact that, in connection with the Company's acquisition of the Ray-Ban business in 1999, the Company assumed certain of Bausch & Lomb's liabilities, including the potential liability in this case. Oakley is seeking lost profits and damages for the alleged patent infringement and has asked that the damages be trebled for willful infringement. Various amendments of the complaint have been filed and the Company has filed an answer to the complaint and certain counterclaims against Oakley. A tentative trial date of March 16, 2004 has been set. The Company intends to defend against Oakley's claims and assert its own claims vigorously and believes that such defenses and claims are meritorious, but can provide no assurance as to the likely outcome of the case.

        In November 2001, Oakley filed a second action in the same Court naming the Company and certain of its subsidiaries as defendants. This complaint alleges that the defendants purportedly misappropriated what Oakley claims as certain of its trade dress, allegedly consisting of sunglasses that feature coordinated colored lenses, frames and ear stems. The complaint also asserts that two colors of lens coatings sold by subsidiaries of the Company and used in manufacturing by the Company infringe on an Oakley patent that is also involved in the first action. Oakley seeks a permanent injunction and compensatory and punitive damages. In November 2001, the Court granted a preliminary injunction that prohibits the defendants from offering, selling and importing sunglasses featuring the lenses having the coating. In December 2001, the defendants filed an answer and counterclaims, denying the allegations in Oakley's complaint in all material respects. Defendants' counterclaims assert that Oakley's patent and claimed trade dress should both be declared to be invalid and unenforceable. A tentative trial date of April 27, 2004 has been set. The Company also intends to defend against Oakley's claims and assert their own claims vigorously in this second action and believe that such defenses and claims are meritorious, but can provide no assurance as to the likely outcome of the case.

        In November 1999, Lantis Eyewear, Inc. ("Lantis") filed a complaint against the Company and one of its subsidiaries claiming that, in terminating its distribution agreement with Lantis, the Company allegedly breached the agreement. In October 2000, the Court granted a motion by the Company to dismiss certain other claims made by Lantis, leaving only the breach of contract claim. The Company in November 2000 filed its answer and counterclaims against Lantis. In December 2002, the parties entered into a mutual release and settlement agreement and the case was dismissed with prejudice. This settlement did not have a material impact on the Company's 2002 consolidated financial position or results of operations.

        In May 2001, certain former stockholders of Sunglass Hut International, Inc. ("SHI") commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire SHI and certain other defendants, on behalf of a purported class of former SHI stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities law and rules thereunder in connection with the acquisition of SHI in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement prior to the commencement of the tender offer, with the former chairman of SHI, which purportedly involved paying consideration to such person for his SHI shares and his support of the tender offer that was higher than that paid to SHI's stockholders in the tender offer. The Company and the other defendants have filed a motion to dismiss the complaint in its entirety, and such motion is pending. The Company intends to defend against such claims vigorously and believes that its defenses are meritorious, but can provide no assurance as to the likely outcome of the case.

        In December 2002, the Company was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The Company intends to fully cooperate with this investigation by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2001 AND 2002

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition. See Annual Report on Form 20-F, Item 3 "Key Information—Risk Factors" and Item 5 "Operating and Financial Review and Prospects." Additional information regarding the Company and its fiscal year ended December 31, 2002 will be contained in the Company's 2002 Annual Report on Form 20-F.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Optical Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of December 31, 2002 LensCrafters operated 882 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,918 stores located internationally in North America, Europe and Australia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Optical Retailing Division retail channel. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for the Company's products, particularly its higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which the Company operates. The Company has historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut in April 2001, the Company believes that this seasonality effect has increased. Net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, the weakening of the U.S. Dollar from an average exchange rate in the year ended December 31, 2001 of Euro 1.00 = U.S. Dollar 0.8957 to Euro 1.00 = U.S. Dollar 0.9450 in the year ended December 31, 2002 has impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded have been reduced and the Company received a payment of U.S. $23 million in January 2002.

        In April 2001, through the completion of a tender offer and subsequent merger, the Company acquired all of the outstanding capital stock of Sunglass Hut for a purchase price of approximately Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses). The acquisition was accounted for under the purchase method and the results of Sunglass Hut have been included in the Company's consolidated results since the date of acquisition.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002

        The following table sets forth for the year indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Year ended December 31,

	2001 (Thousand of Euro)%		2002 (Thousand of Euro)%

Net sales	3,064,907	100.0	3,132,201	100.0
Cost of sales	883,961	28.8	878,003	28.0

Gross profit	2,180,946	71.2	2,254,198	72.0
Selling, general and administrative expense	1,671,454	54.5	1,652,690	52.8

Income from operations	509,492	16.6	601,508	19.2
Other expense (income)—net	68,181	2.2	62,066	2.0
Provision for income taxes	123,450	4.0	162,695	5.2
Minority interests	1,488	0.0	4,669	0.1

Net income	316,373	10.3	372,077	11.9

        The results of operations for the year ended December 31, 2002 included two significant changes from the comparable year 2001. These changes were (i) the inclusion of the operations of Sunglass Hut, which was acquired in April 2001 and thus not included in the first quarter of 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142, "Goodwill and Other Intangibles Assets," whereby goodwill and other intangibles which are deemed to have an indefinite life are no longer amortized on a straight line basis as required by the previous standard but will be tested periodically for impairment.

        Because of these two significant changes, the Company has included the following table of consolidated adjusted sales and operating income for the year ended December 31, 2001. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2001 and 2002 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the consolidated results of Sunglass Hut for the three month period ended March 31, 2001, prior to the acquisition, are included in the adjusted amounts and were reclassified for the elimination of a one time restructuring charge recorded in the period of approximately U.S.$ 30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;

2.
the elimination of wholesale sales to Sunglass Hut from Luxottica Group entities for the three month period ended March 31, 2001; and

3.
the elimination of goodwill amortization for the year ended December 31, 2001 of all the Company's entities, as contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Sunglass Hut acquisition been completed and SFAS No. 142 been effective as of January 1, 2001.

        The following table reflects the Company's consolidated net sales and income from operations for the year ended December 31, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)

Net Sales	3,064,907	3,204,896
Income from Operations	509,492	566,858

        Net Sales.    Net sales increased 2.2 percent to Euro 3,132.2 million during 2002, as compared to Euro 3,064.9 million for 2001. During the year ended December 31, 2002, net sales in the retail segment accounted for approximately 68.9 percent of total net sales, which is consistent with 2001.

        On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have decreased by 2.3 percent in 2002 compared to 2001, as adjusted. This net decrease was substantially due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have increased by 2.8 percent compared to 2001, as adjusted.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 2.2 percent to Euro 2,158.4 million for the year ended December 31, 2002 from Euro 2,112.6 million in 2001. Comparable store sales in constant U.S. Dollars for the year decreased 0.6 percent.

        On a consolidated adjusted basis, net sales of the retail segment, in Euro, would have decreased by 4.5 percent in 2002 compared to 2001, as adjusted. This decrease was primarly due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, adjusted net retail sales would have increased 0.8 percent during 2002. This increase was primarily attributable to the increase in the number of LensCrafters stores from 868 to 882 offset by the closing of certain underperforming Sunglass Hut stores and a decrease in comparable store sales mentioned above.

        Net sales to third parties in the manufacturing and wholesale segment were Euro 973.8 million for 2002 compared to Euro 952.3 million in 2001. Excluding wholesale sales by the Company to Sunglass Hut during both periods, adjusted net sales to third parties in the segment would have increased by 3.0 percent. Assuming constant exchange rates, wholesale sales to third parties for 2002 would have increased by 6.7 percent compared to 2001, as adjusted for the elimination of sales to Sunglass Hut. The majority of this increase is attributable to additional sales of our Ray-Ban lines and to the successful development of the Chanel brand.

        On a geographic basis, the United States and Canada operations had net sales of Euro 2,273.0 million in 2002, comprising 72.6 percent of total net sales, a decrease of Euro 14.1 million from 2001. This decrease was substantially due to the weakening of the U.S. dollar against the Euro. In U.S. dollars, the United States and Canada operations had an increase of U.S. $99.5 million in net sales compared to 2001. Net sales for the rest of the world accounted for the remaining Euro 859.2 million of net sales during 2002, which represented a 10.5 percent increase as compared to 2001. This increase was largely due to the inclusion of Sunglass Hut's UK and Australian operations for the entire 2002 period, as opposed to only the post-acquisition period in 2001.

        Cost of sales.    Cost of sales decreased 0.7 percent to Euro 878.0 million in 2002, from Euro 884.0 million in 2001, and decreased as a percentage of net sales to 28.0 percent from 28.8 percent, respectively. This decrease as a percentage of net sales was mainly attributable to the increase in sales by Sunglass Hut of Luxottica manufactured products together with the benefits of more favorable terms from Sunglass Hut vendors. Manufacturing labor costs increased 2.8 percent to Euro 261.2 million in 2002, from Euro 254.0 million in 2001. As a percentage of net sales, cost of labor remained constant at 8.3 percent. For each of 2001 and 2002, the average number of frames produced daily in Luxottica's facilities was approximately 124,000.

        Gross Profit.    For the reasons outlined above, gross profit increased 3.4 percent to Euro 2,254.2 million in 2002, from Euro 2,180.9 million in 2001. As a percentage of net sales, gross profit increased to 72.0 percent in 2002 from 71.2 percent in 2001.

        Operating Expenses.    Total operating expenses decreased 1.1 percent to Euro 1,652.7 million in 2002, from Euro 1,671.4 million in 2001. As a percentage of net sales, operating expenses decreased to 52.8 percent in 2002 from 54.5 percent in 2001.

        Selling, royalty and advertising expenses increased 4.1 percent to Euro 1,355.1 million during 2002, from Euro 1,302.4 million in 2001. As a percentage of net sales, these expenses increased to 43.3 percent from 42.5 percent. This increase is primarily attributable to the inclusion for the full period of the operations of Sunglass Hut, which, as a retailer, incurs higher selling expenses as a percentage of sales than the Company's wholesale operations. In addition to the additional selling, royalty and advertising expenses of Sunglass Hut for the first quarter of 2002 of Euro 82.2 million, the increase is attributable to an increase in royalties from higher designer-line sales.

        General and administrative expenses, including intangible asset amortization, decreased 19.4 percent to Euro 297.5 million in 2002 from Euro 369.1 million in 2001. This decrease was primarily due to the benefit realized from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS No. 142 of Euro 71.1 million.

        As a percentage of net sales, general and administrative expenses decreased to 9.5 percent from 12.0 percent. This decrease as a percentage of net sales was primarily attributable to the savings mentioned above in addition to the integration of many of the Sunglass Hut corporate and other functions with those of LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        Income from Operations.    Income from operations for 2002 increased 18.1 percent to Euro 601.5 million, from Euro 509.5 million in 2001. As a percentage of net sales, income from operations increased to 19.2 percent from 16.6 percent.

        On a consolidated adjusted basis, the increase in income from operations in 2002 would have been 6.1 percent, compared to 2001, as adjusted. Income from operations, as adjusted, represented 17.7 percent of consolidated adjusted net sales for 2001.

        Operating margin in the manufacturing and wholesale distribution segment increased to 25.5 percent in 2002, from 25.1 percent in 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the year ended December 31, 2002.

        Operating margin in the retail segment decreased to 14.8 percent in 2002 from 15.2 percent in 2001. On a consolidated adjusted basis, operating margin of the retail segment would have been 13.9 percent of retail adjusted net sales, in 2001. The improvement in operating margin for the year ended December 31, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: i) improved gross profit from more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors, and ii) the cost savings achieved from improved efficiencies in the retail division's corporate structure.

        Interest and Other Expenses.    Net interest and other expense was Euro 62.1 million in 2002 compared to Euro 68.2 million in 2001. This decrease was attributable primarily to lower interest expense in the current period due to the reduction of debt balances and interest rates partially offset by realized and unrealized foreign exchange transaction and remeasurement losses, net recognized in 2002, compared to a net gain on similar items in 2001.

        Net Income.    Net income before taxes and minority interest increased 22.2 percent to Euro 539.4 million in 2002, from Euro 441.3 million in 2001. As a percentage of net sales, net income before taxes and minority interest increased to 17.2 percent from 14.4 percent. Minority interest of Euro (4.7) million in 2002 decreased from Euro (1.5) million in 2001. The Company's effective tax rate increased to 30.2 percent from 28.0 percent in 2001. Net income increased 17.6 percent to Euro 372.1 million in 2002 from Euro 316.4 million in 2001. Net income as a percentage of net sales increased to 11.9 percent from 10.3 percent in 2001.

        Basic earnings per share and diluted earnings per share for 2002 was Euro 0.82, increasing from Euro 0.70 for 2001.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2001 AND 2002

        The following table sets forth for the three month periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended December 31,

	2001 Thousand of Euro	%	2002 Thousand of Euro	%

Net sales	724,161	100.0	668,585	100.0
Cost of sales	207,178	28.6	189,955	28.4

Gross profit	516,983	71.4	478,631	71.6
Selling, general and administrative expense	413,825	57.1	364,265	54.5

Income from operations	103,158	14.2	114,366	17.1
Other expense (income)—net	22,081	3.0	4,824	0.7
Provision for income taxes	22,585	3.1	33,726	5.0
Minority interests	(2,313)	(0.3)	1,463	0.2

Net income	60,805	8.4	74,353	11.1

        The results of operations for the three month period ended December 31, 2002 include the effect of the adoption of SFAS No. 142, "Goodwill and Other Intangibles Assets". Because of this significant change, the Company has included the following table of consolidated adjusted operating income for the three month period ended December 31, 2001, reflecting the elimination of goodwill amortization contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had SFAS No. 142 been effective as of October 1, 2001.

        The following table reflects the Company's income from operations for the three month period ended December 31, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)

Income from Operations	103,158	121,895

        Net Sales.    Net sales decreased 7.7 percent to Euro 668.6 million during the fourth quarter of 2002, as compared to Euro 724.2 million for the same period of 2001, primarily due to the weakening of the U.S. Dollar. During the three months ended December 31, 2002, net sales in the retail segment accounted for approximately 68.8 percent of total net sales, compared to approximately 71.7 percent of total net sales in the same period of 2001. Calculated with constant exchange rates, consolidated net sales would have increased 2.1 percent as compared to the same period of 2001.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 11.3 percent to Euro 460.1 million for the three months ended December 31, 2002 from Euro 518.9 million for the same period of 2001. This decrease was primarily due to the weakening of the U.S. Dollar against the Euro. In constant U.S. Dollar terms, retail sales would have decreased by 0.3 percent, due to a decrease in comparable store sales of 1.5 percent partially offset by an increase in the number of LensCrafters stores.

        Net sales to third parties in the manufacturing and wholesale segment increased 1.6 percent to Euro 208.5 million for the fourth quarter of 2002 from Euro 205.2 million in the same period of 2001. Assuming constant exchange rates, wholesale sales to third parties for the fourth quarter of 2002 would have increased by 8.6 percent, compared to the same period of 2001, primarily as a result of continued strong sales of the Chanel line as well as the Company's house brands.

        On a geographic basis, the United States and Canada operations had net sales of Euro 474.0 million in the fourth quarter of 2002, comprising 70.9 percent of total net sales, a decrease of Euro 70.0 million from the same period of 2001. This decrease was mainly attributable to the weakening of the U.S. Dollar. Net sales for the rest of the world accounted for the remaining Euro 194.6 million of net sales, which represented an 8.0 percent increase as compared to the same period of 2001.

        Cost of sales.    Cost of sales decreased 8.3 percent to Euro 190.0 million in the fourth quarter of 2002, from Euro 207.2 million in the same period of 2001, and decreased as a percentage of net sales to 28.4 percent from 28.6 percent, respectively.

        Manufacturing labor costs were constant at Euro 62.4 million in the fourth quarters of 2002 and 2001. As a percentage of net sales, cost of labor increased to 9.3 percent from 8.6 percent. For the fourth quarter of 2002, the average number of frames produced daily in Luxottica's facilities was approximately 124,000 versus 119,500 for the same period of 2001.

        Gross Profit.    For the reasons outlined above, gross profit decreased 7.4 percent to Euro 478.6 million in the fourth quarter of 2002, from Euro 517.0 million in the same period of 2001. As a percentage of net sales, gross profit increased to 71.6 percent in the fourth quarter of 2002 from 71.4 percent in the same period of 2001.

        Operating Expenses.    Total operating expenses decreased 12.0 percent to Euro 364.3 million in the fourth quarter of 2002, from Euro 413.8 million in the same period of 2001. As a percentage of net sales, operating expenses decreased to 54.5 percent in the fourth quarter of 2002 from 57.1 percent in the same period of 2001.

        Selling, royalty and advertising expenses decreased 9.6 percent to Euro 296.9 million in the fourth quarter of 2002, from Euro 328.5 million in the same period of 2001. As a percentage of net sales, these expenses decreased to 44.4 percent from 45.4 percent. This decrease was primarily attributable to lower sales in the retail segment as a percentage of total sales.

        General and administrative expenses, including intangible asset amortization, decreased 21.0 percent to Euro 67.4 million in the fourth quarter of 2002 from Euro 85.3 million in the same period of 2001. This decrease was primarily due to the cost savings achieved from improved efficiencies in the retail division's corporate structure, and to the benefit realized from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS 142. These amortization expenses were Euro 18.5 million in the fourth quarter of 2001.

        As a percentage of net sales, general and administrative expenses decreased to 10.1 percent from 11.8 percent.

        Income from Operations.    Income from operations increased 10.9 percent to Euro 114.4 million in the fourth quarter of 2002, from Euro 103.2 million in the same period of 2001. As a percentage of net sales, income from operations increased to 17.1 percent from 14.2 percent.

        On a consolidated adjusted basis, income from operations would have decreased in the fourth quarter of 2002 by 6.2 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 16.8 percent of consolidated adjusted net sales for the fourth quarter of 2001.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 21.7 percent in the fourth quarter of 2002, from 23.5 percent in the same period of 2001, due to lower sales to our retail division, and unfavorable exchange rate effects.

        Operating margin in the retail segment decreased to 10.5 percent in the fourth quarter of 2002, from 12.3 percent in the same period of 2001, mainly due to inventory write-downs related to out-of-collection finished products. These write-downs had no effect in the consolidated income statement since they involved Company-manufactured goods and the carrying cost of such goods after the write-downs exceeded the carrying cost in consolidation.

        Interest and Other Expenses.    Net interest and other expense was Euro 4.8 million in the fourth quarter of 2002 compared to Euro 22.0 million in the same period of 2001. This decrease was attributable to lower interest expense due to the reduction of net debt and interest rates, in addition to realized and unrealized foreign exchange transaction and remeasurement gains, net recognized in the fourth quarter of 2002, compared to a net loss on similar items in the comparable period of 2001.

        Net Income.    Net income before taxes and minority interest increased 35.1 percent to Euro 109.5 million in the fourth quarter of 2002, from Euro 81.1 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest increased to 16.4 percent from 11.2 percent. In the fourth quarter of 2002 minority interest was a cost of Euro 1.5 million as compared to a gain of Euro 2.3 million because of the acquisition of the remaining 50 per cent of the Company's subsidiary, Tristar Optical Co., in the fourth quarter of 2001. The Company's effective tax rate increased to 30.8 percent from 27.9 percent in the same period of 2001. Net income increased 22.3 percent to Euro

74.4 million in the fourth quarter of 2002 from Euro 60.8 million in the same period of 2001. Net income as a percentage of net sales increased to 11.1 percent from 8.4 percent in the comparable period of 2001.

        Basic and diluted earnings per share for the fourth quarter of 2002 was Euro 0.16, increasing from Euro 0.13 for the same period of 2001.

LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2002, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,254.3) million compared to Euro (1,469.9) million as of December 31, 2001. This improvement is attributable to the cash generated by operating activities during the year 2002, only a portion of which was used in investing activities.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In June 1999, the Company received the proceeds of a Euro 350 million Eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds, which were repaid in full in June 2002. To refinance the eurobonds, in June 2002 Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided US$ 200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of US$ 150 million; the revolving loan was fully drawn as of December 31, 2002. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.9050 percent on December 31, 2002) and the credit facility allows the Company to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("Swap 2002"). Swap 2002's beginning and maximum notional amount is U.S. $ 275 million, which will decrease by U.S.$ 20 million quarterly starting with the quarter beginning March 17, 2003. This Swap will expire on June 17, 2005. Swap 2002 was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. Swap 2002 allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such will be marked to market with the gain or losses from the change in value to be reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano SpA. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility which provides for total maximum borrowings of Euro 500 million. The new credit facility is unsecured, expires in June 2003, and allows the Company to select interest periods of one, two, three or six months. The term loan portion of the agreement is for Euro 300 million and requires equal quarterly installments of principal (Euro 25 million). Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (3.371 percent on December 31, 2002). The revolving loan portion allows for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility may be repaid and re-borrowed until the expiration of the agreement. The Company can select interest periods of one, two, three or six months until the agreement terminates in

June 2003 and interest accrues at Euribor plus 0.375 percent (3.400 percent on December 31, 2002). Euro 100 million was outstanding under this credit facility as of December 31, 2002.

        In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount oustanding at that time was repaid in full.

        In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility was unsecured and scheduled to expire in September 2002. In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions. On December 27, 2002 the amount outstanding at that time of Euro 500 million was repaid in full.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability up to Euro 650 million, of which Euro 575 million was outstanding as of December 31, 2002. The facility includes a Euro 500 million term portion which will require a ballon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (3.317 percent on December 31, 2002). The revolver portion provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be repaid and re-borrowed until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (3.400 percent on December 31, 2002). The final maturity of the credit facility is December 31, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants.

        In December 2002, the Company entered into two interest rate swap transactions (the "Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro 100 million on June 27, 2004 and by Euro 25 million during each subsequent 3-month period. The Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility disclosed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985% per annum.

        In March 2002, Sunglass Hut redeemed its outstanding 5.25% convertible subordinated notes, as provided in the indenture under which such notes were issued. The net loss on the extinguishment of the debt evidenced by the notes was immaterial to the Company's consolidated financial statements.

        In October 2002, The United States Shoe Corporation, a wholly owned subsidiary of the Company, repaid in full the entire outstanding principal balance of $75 million of its 8.625 percent subordinated notes together with the accrued and unpaid interest balances.

        Capital expenditures for 2002 were Euro 173.3 million. These expenditures were substantially split evenly between the manufacturing and wholesale distribution, and retail distribution segments. It is the Company's expectation that 2003 annual capital expenditures will not exceed Euro 120 million.

RECENT DEVELOPMENTS AND OTHER MATTERS

        On November 21, 2002, the Company announced that its license agreements for the manufacturing and distribution of the Giorgio Armani and Emporio Armani eyewear collections will terminate in the first half of 2003. Armani eyewear collections represented approximately 7.2 percent of the Company's consolidated net sales for 2002. Copies of the press releases relating to the Armani license agreement terminations were filed with the Securities and Exchange Commission under the cover of Form 6-K on November 21, 2002.

        The Company recently announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable, at the Company's discretion, for an additional ten year period. The new collection will be launched in March 2003.

        On September 25, 2002, the Company announced that its subsidiary, Luxottica U.S. Holdings Corp., had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on September 25, 2002. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through December 31, 2002, Luxottica U.S. Holdings Corp. had repurchased 1,911,700 ADRs at an aggregate purchase price of approximately Euro 24.5 million.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company business, financial position or results of operations. See Note 10 to the Company's consolidated financial statements included in this report as well as the Company's 2001 Annual Report on Form 20-F, Item 3—"Key Information—Risk Factors".

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights and other risks and uncertainties referred to in the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2001 (including under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission.

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
Date: March 19, 2003	By:	/s/ ROBERTO CHEMELLO ROBERTO CHEMELLO CHIEF EXECUTIVE OFFICER

        Set forth below is the text of a press release issued by the Company for the year ended December 31, 2002. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise. Please refer to the Company's Report on Form 6-K dated February 3, 2003 for additional information on certain statements made in this press release.

Luxottica Group Net Income Up YoY by 22.3 Percent for 4Q02

Group highlights for fiscal year 2002:

    •          Net sales up by 2.2 percent to EUR 3,132.2 (US$2,959.9 million)

    •          Operating income up by 18.1 percent to EUR 601.5 million

    •          Earnings per ADS to EUR 0.82 (US$0.78)

        Milan, Italy, January 30, 2003—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced record results for the three- and twelve-month period ended December 31, 2002(1).

Consolidated Results

    •    Fourth quarter

        Consolidated net sales for the quarter declined year-over-year by 7.7 percent to EUR 668.6 million. Assuming constant exchange rates, consolidated net sales for the quarter would have risen year-over-year by 2.1 percent.

        Consolidated operating income for the quarter rose year-over-year by 10.9 percent to EUR 114.4 million. Consequently, consolidated operating margin for the quarter improved year-over-year to 17.1 percent.

        Consolidated net income for the quarter rose year-over-year by 22.3 percent to EUR 74.4 million. Consequently, consolidated net margin for the quarter improved year-over-year to 11.1 percent, from 8.4 percent.

        Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were up year-over-year by 21.7 percent to EUR 0.16. In U.S. dollars, earnings per ADS (EPADS) for the quarter were US$0.16, reflecting a year-over-year increase of 35.6 percent.

    •    Fiscal year 2002

        Consolidated net sales for the year rose year-over-year by 2.2 percent to EUR 3,132.2 million. Assuming constant exchange rates, consolidated net sales for fiscal year 2002 would have risen year-over-year by 7.5 percent.

        For the year, the Group sold in excess of 33 million frames, representing a 4.5 percent year-over-year improvement from fiscal year 2001.

        Consolidated operating income for the year rose by 18.1 percent to EUR 601.5 million. Consolidated operating margin for the year improved to 19.2 percent, from 16.6 percent for fiscal year 2001.

        Consolidated net income for fiscal year 2002 rose by 17.6 percent to EUR 372.1 million. Consequently, consolidated net margin for the year improved to 11.9 percent, from 10.3 percent for fiscal year 2001.

        EPS for the fiscal year 2002 rose year-over-year by 17.1 percent to EUR 0.82. In U.S. dollars, EPADS for the same period rose year-over-year by 23.5 percent to US$0.78.

        Consolidated net outstanding debt on December 31, 2002, improved over the twelve-month period by EUR 215.6 million to EUR 1,254.3 million, from consolidated net outstanding debt of EUR 1,469.9 million on December 31, 2001. Consolidated net outstanding debt on September 30, 2002, was EUR 1,292.8 million.

Breakdown of Manufacturing/ Wholesale and Retail Results

    •    Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for fiscal year 2002 declined year-over-year by 1.6 percent to EUR 1,128.7 million. Assuming constant exchange rates, manufacturing/wholesale sales for the fiscal year 2002 would have risen year-over-year by 2.2 percent.

        Manufacturing/wholesale operating income for fiscal year 2002 was flat year-over-year at EUR 287.6 million. This was mostly due to the negative effect on the Group's results of the strengthening of the Euro against other currencies.

        Leonardo Del Vecchio, Chairman of Luxottica Group, commented on the results of the manufacturing/wholesale division: "The performance of the division was indeed positive. In fact, in line with the trend of the first year of the year, sales to third parties for the fourth quarter rose year-over-year by 8.6 percent, and by 6.7 percent for the full year, both assuming constant exchange rates."

        "This result, achieved in increasingly competitive markets, allowed us to further expand our market share worldwide, particularly in Europe, where growth for the year was in excess of 10 percent."

    •    Retail Division

        Group's retail results for the fourth quarter included results for both LensCrafters and Sunglass Hut International, as they are run as a single division of the Group. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        Retail sales for the fourth quarter were nearly flat year-over-year at US$464.1 million. Same stores sales for the quarter declined year-over-year by 1.5 percent.

        For the year, retail sales rose year-over-year by 8.1 percent to US$2,039.6, while same store sales for the same period declined year-over-year by 0.6 percent.

        Retail operating income for fiscal year rose by 5.5 percent to US$301.9 million, from US$286.1 million for fiscal year 2001. Consequently, retail operating margin for fiscal year was 14.8 percent.

        Mr. Del Vecchio continued: "On the retail front, sales for the fourth quarter were below our expectations. Results were negatively affected by the continued decline in traffic in malls experienced throughout 2002, as well as disappointing Christmas season sales, which were below the level of the previous year."

Statement from the Chairman

        Mr. Del Vecchio concluded: "The year 2002 was particularly difficult for the global economy, as it continued to suffer from the impact of the terrorist attacks of the previous year, extreme volatility in the financial markets, a weak dollar, and fear of war in Iraq. This resulted in a slowdown in consumption and, consequently, in the growth rate of sales of our Group. Within this environment we were still able to improve profitability, thanks to management's continued focus on cost control."

        "Although there are signs of slight improvement in the U.S., unfortunately it is impossible to predict the timing of economic recovery because of the many uncertainties in connection with the difficult international situation."

        "In North America, we are currently in the process of consolidating logistics of our retail operations at our Atlanta distribution center, which was formerly used only for Sunglass Hut International. This will result in the closing of the LensCrafters distribution center in Cincinnati. Additionally, in 2003 we will continue to expand our distribution network, also through acquisitions, as this is a strategy that has allowed us to increasingly strengthen our leadership position."

        "As a result of the current uncertain economic scenario and weakness in the U.S. dollar, 2003 will be a year of transition for us, during which we expect to focus on pursuing interesting acquisition opportunities mainly in retail. Consequently, we expect to return to growth in sales and earnings in 2004."

        "We confirm our previously announced expectations to post earnings per share (EPS) for fiscal year 2003 of Euro 0.77, or EPADS of US$0.77, assuming parity in the Euro/U.S. Dollars exchange rate. If the exchange rate should go to EUR 1.00 = US$1.10, EPADS would be US$0.76, or EUR 0.69."

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%- owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce new products, the Company's ability to effectively integrate recently acquired businesses, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission.

These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Contacts

Sabina Grossi, Director, Investor Relations
Alessandra Senici, Investor Relations
Silvia Cestelli Guidi, Investor Relations

Luxottica Group

Tel.:	+39-02-8633-4665
E-mail:	SabinaGrossi@Luxottica.com AlessandraSenici@Luxottica.com SilviaCestelli@Luxottica.com

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        (1)  Unless otherwise noted, all comparisons made in this announcement are between the three- and twelve-month periods ended December 31, 2002, and the equivalent three- and twelve-month periods ended December 31, 2001. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. dollars were converted at the average exchange rate for the three-month period ended December 31, 2002, of EUR 1.00 = US$0.9982, compared with EUR 1.00 = US$0.8959 for the fourth quarter of 2001. For fiscal year 2002, the results denominated in U.S. dollars were converted at the average exchange rate of EUR 1.00 = US$0.9450, compared with EUR 1.00 = US$0.8957 for fiscal year 2001. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

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